Filed by Grubb & Ellis Realty Advisors, Inc.
Pursuant to Rule 425
Under the Securities Act of 1933
Commission File Number: 001-32753
INVESTOR PRESENTATION
June 2007

Forward-Looking Statements
Important Additional Information Will Be Field With The SEC
Introductioin
Grub & Ellis Realty Advisors
How We Got Here
Overview of Current Portfolio
Danbury Corporate Center - Danbury, CT
Abrams Centre — Dallas, TX
6400 Shafer — Rosemont, IL
Meeting Investment Goals
Value of Realty Advisors/Grubb & Ellis Relationship
GBE / NNN Combination Overview
Realty Advisors Growth Strategy
Realty Advisors Investment Committee
Next Steps
Selected Pro Forma Data of Current Portfolio(1)

Forward-Looking Statements
Some of the statements in this presentation constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. The forward looking statements contained in this presentation involve risks and uncertainties, including those outlined under “Risk Factors” in the preliminary proxy statement filed with the SEC as well as risks related to:
availability of investment opportunities in real-estate-related assets;
general volatility of the market price of our securities;
changes in our business strategy;
our ability to find an appropriate investment opportunity within given time constraints;
availability of qualified personnel; changes in our industry, interest rates, the debt securities markets or the general economy; changes in governmental regulations, tax rates and similar matters; changes in generally accepted accounting principles by standard-setting bodies; and
the degree and nature of our competition.
The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.
^ GrubbsEllis, REAI1Y ADVISORS me 2

^mgortantAdditionaMrrf<^^
The Company has filed a preliminary proxy statement with the SEC. THE COMPANY’S STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT AND, WHEN IT BECOMES AVAILABLE, THE DEFINITIVE PROXY STATEMENT. THE PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION. The Company’s stockholders and investors may obtain free copies of the proxy statement (when available) and other documents filed by the Company through the website maintained by the SEC at www.sec.gov. In addition, the Company’s stockholders and investors may obtain free copies of the proxy statement (when available) and other documents filed by the Company from the Company by contacting the Company c/o Corporate Secretary at 500 West Monroe Street, Suite 2800, Chicago, IL 60661 or calling 312-698-6707.
Before making any voting decisions with respect to the proposed business combination or any of the other matters with respect to which the Company’s stockholders will be asked to vote pursuant to the proxy statement, the Company’s stockholders and investors are urged to read the proxy statement and other documents filed by the Company when they become available.
The Company, its directors and named executive officers may be deemed to be participants in the solicitation of the Company’s security holders in connection with the proposed business combination and other matters with respect to which the Company’s stockholders will be asked to vote pursuant to the proxy statement. Information regarding the names, affiliations and interests of such individuals is set forth in the Company’s preliminary proxy statement which was filed with the SEC on June 18, 2007, as such information may be supplemented by the Company’s definitive proxy statement when it is filed with the SEC, and in the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2006.
^ GrubbsEllis, REAI1Y ADVISORS me 3

Introduction

C. Michael Kojaian	Chairman of Grubb & Ellis Realty Advisors and Grubb & Ellis Company
Mark E. Rose	CEO, Grubb & Ellis Realty Advisors and Grubb & Ellis Company
Richard W. Pehlke	CFO, Grubb & Ellis Realty Advisors and Grubb & Ellis Company
Mark W. Chrisman	EVP of Acquisitions, Grubb & Ellis Company

Grubb & Ellis REALTY ADVISORS, INC. 4

Grubb & Ellis Realty Advisors

- Formed September 2005 as a stand alone "blank check" company to opportunistically acquire commercial real estate companies or assets
  - Headquartered in Chicago, IL
- IPO completed March 2006 with approximately $134 million raised for investment
  - Listed AMEX, ticker GAV
- GBE acquired and warehoused properties with an aggregate purchase price of approximately $122 million
- GAV entered into contract to acquire properties from GBE on "cost neutral" basis
  - Class A/B office properties
  - Located in Danbury, CT, Dallas, TX and Chicago (Rosemont), IL
  - Portfolio of properties meet or exceed target returns
- Preliminary proxy for business combination filed in preparation for seeking shareholder approval

Grubb & Ellis REALTY ADVISORS, INC.
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How We Got Here

<u>Origination Platform</u>

- Investment team assembled and acquisition process launched in March 2006
- Availability of affiliated investment vehicle to acquire value-add real estate was enthusiastically received by Grubb & Ellis brokers and corporate relationship managers and clients
- Network for sourcing acquisitions expanded beyond Grubb & Ellis brokers and corporate to include other brokers, clients and relationships
- Grubb & Ellis subsequently agrees to merge with NNN Realty Advisors, creating a best in class real estate services company

<u>Process</u>

- Rigorous review of deal pipeline and disciplined selection of assets for initial business combination
  - $5.7 billion of office and industrial assets reviewed
  - More than 60 million square feet in 30 distinct markets
- Grubb & Ellis acquired and warehoused $122 million of assets to expedite business combination
- Preliminary proxy for business combination filed with Securities and Exchange Commission
- Growing momentum to support future transaction pipeline

Grubb & Ellis. REALTY ADVISORS, INC. 6

Overview of Current Portfolio

Danbury Corporate Center	Abrams Centre	6400 Shafer
Danbury, CT	*Dallas, TX*	*Rosemont, IL*

Assets

- Underperforming Class A/B office properties outside central business districts of major metropolitan markets
- Well-located on major transportation routes in areas with diversified employment bases, improving absorption rates and increasing asset values
- Multi-tenant buildings with below average occupancy rates
- Markets currently served by Grubb & Ellis offices

Opportunity

- Reposition through value-enhancing services such as robust leasing and marketing, best-in-class management and project management, intelligent capital investment and superior on-going tenant interaction

Exit

- Exit in 3 – 5 year time frame (targeting a 3 year exit), realizing valuations of stabilized property

Target IRR of current assets: approximately 20%

Grubb & Ellis Realty Advisors, Inc.
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Danbury Corporate Center - Danbury, CT





Overview

- 15, four-story, multi-tenant Class A office buildings totaling 1.0 million rentable square feet
- 64% occupied at purchase
- Former HQ for Union Carbide/Dow Chemical originally constructed in 1983
- Direct access to 5 major highway systems serving New York City, New Haven and Rhode Island
- The acquisition cost of $77/s.f. represents a 72% discount to replacement cost and an 80% discount to original construction cost
- This transaction was sourced through Grubb & Ellis

Opportunity

- 83% occupancy for Class A properties in the submarket as of first quarter 2007
  - Competitive properties 94% leased
- Premier property in submarket
- Built and maintained as a corporate headquarters facility
- Acquisition price represents a significant discount to replacement cost
- Pro forma lease up to market occupancy at median rents suggests a 23% IRR potential net of costs

Grubb & Ellis REALTY ADVISORS INC. 8

Abrams Centre – Dallas, TX


PROSPERITY BANK


PROSPERITY BANK
ABRAMS CENTRE
9330 LBJ Freeway
ROACH HOWARD
SMITH & HUNTER

Overview

- 15 story, multi-tenant Class B office building totaling 325,616 rentable square feet
- 53% occupied at purchase
- Originally constructed in 1983
- Excellent regional accessibility with direct access to Dallas' major highway systems
- The acquisition cost of $62/s.f. represents a 70% discount to replacement cost
- This transaction was sourced through Grubb & Ellis

Opportunity

- Suburban Dallas submarket at 77% occupancy in the first quarter of 2007
- Area employment growth projected to average over 2.5% annually through 2010
  - Gains concentrated in industries which are predominant tenants
- Area office market absorption at a six-year high in 2006 with indications for continued expansion in 2007
- Pro forma lease up to market occupancy at median rents suggests an 19% IRR potential net of costs

Grubb & Ellis. REALTY ADVISORS, INC. 9

6400 Shafer – Rosemont, IL





Overview

- 7 story, multi-tenant Class B office building totaling 179,343 rentable square feet
- 56% occupied at purchase
- Originally constructed in 1979; renovated in 1990 & 2006
- Direct access to O'Hare International Airport and major highways systems
- The acquisition cost of $120/s.f. represents a 40-45% discount to replacement cost
- This transaction was sourced through Grubb & Ellis

Opportunity

- 79% occupancy in the submarket in the first quarter 2007
- Full-building renovation recently completed allowing for accelerated marketing efforts
- Positive net absorption in 8 of the last 11 quarters combined with lack of available sites for new development in submarket
- Pro forma lease up to market occupancy at median rents suggests a 17% IRR potential net of costs

Grubb & Ellis REALTY ADVISORS INC. 10

Meeting Investment Goals

Recent Activity

- Danbury Corporate Center
  - Signed leases – 45,000 sq. ft.
  - Proposals - 8,000 sq. ft.
  - Inquiries/Activity - 350,000 sq. ft.
  - Early planning stages of cosmetic renovation; planning physical improvements associated with operational efficiencies
- Abrams Centre
  - Signed leases - 8,000 sq. ft.
  - Signed LOI - 9,600 sq. ft.
  - Proposals - 13,100 sq. ft.
  - Inquiries/Activity - 100,000 sq. ft.
  - Early planning stages of cosmetic renovation; minor physical and operational improvements made
- 6400 Shafer
  - Signed leases - 3,900 sq. ft.
  - Proposals - 66,000 sq. ft.
  - Inquiries/Activity - 128,000 sq. ft.
  - Cosmetic and mechanical upgrades completed at closing

Investment Strategy Checklist

- ☑ Invest in office and industrial assets with turnaround potential
- ☑ Target secondary and tertiary markets with attractive fundamentals
- ☑ Enhance value through asset repositioning
- ☑ Capitalize on the national Grubb & Ellis Company broker network
- ☑ Target 75% leverage
- ☑ Expected returns of 20% to investors

Grubb & Ellis REALTY ADVISORS, INC. 11

ValueofRealtyAdvisore/Gm
m Property level pro forma assumption guidance I Grubb & EMis Patform*
• Physical and operational due diligence A/Tiiiicitmn
/•MrUUIolllUII /u_*_/\
• Tenant retention and leasing evaluation ‘ ^J A. 1 f*-*. r^/ m Enhance and upgrade property as needed \ -A jL -T\J-
Reposition i T/^r ~^\- c^if^f
D. • Increase rental rates, reduce operating expenses ° -4 Plan or- .j riLi{
^^^^^^^^^^^ • Maximize sale value » \’^ M
GBE/NNN
• Reputable management services brand offices
Management • integrated / centralized management services
00 • 122 offices
• Shared knowledge base of professionals . 5 750+ professionals
, ,, • 1,650 brokers
• Local leasing expertise will maximize occupancy
Revenue • 75 regional managers
Enhancement DeV6lOP Strate9y *° enhance revenue Streams • 50 senior account executives
^^^^^^^^^^^ • Improve tenant credit profile • over $4.7 billion portfolio of assets under management
• Research capabilities and local market expertise . Over approx $28 biion in annual
Market Timing • Expert interpretation of market trends transaction volume
• Analysis of competitive landscape and demand ‘ A rec°9nized leader in local
^^^^^^.^^^^^^J market and national research
ni A • j j A l. r i- •___“A public company with
Sales & Br°ker “etWOrk and databaSG °f 3CtlVe buyerS established corporate governance
Markot’nn “ Strategically position property for maximum sale value * Pro forma for merger with nnn
^^^^^^^^^^^ • Execute dispositions in timely fashion
^ GrubbsEllis, REAIIY ADVISORS inc 12

GBE / NNN Combination Overview

NNN Overview

- Founded in 1998, NNN is a nationwide commercial real estate asset management and services firm
- Over $4.7 billion portfolio of assets under management throughout 26 states
- Real estate investment programs encompassing over 34 million square feet of office, retail, industrial, multi-family and healthcare office properties

Broadened Service Offering

Transaction Services	Acquisitions / Dispositions	Leasing	Strategic Consulting	Valuation Advisory
	Market Research	Exit Strategies	Site Selection	Feasibility Studies
Management Services	Property Management	Facility Management	Project Management	Investment management
	Construction Management	Business Services	Strategic Planning	Lease Administration
Asset Management	TICS	Non-Traded REITS	Institutional Funds	Joint Ventures
Broker Dealer Services	Capital Raising			

Combination Overview

- Grubb & Ellis Company and NNN Realty Advisors announce agreement to merge on May 22, 2007
- Leverages Grubb & Ellis' position as a leading full-service real estate organization and NNN's dominant position as a sponsor of commercial real estate programs
- Creates a well balanced and diversified company poised for growth
- Cost savings expected to drive margin expansion
- Creates a balance sheet with significant capacity
- Immediately accretive to earnings to Grubb & Ellis shareholders
- Significant opportunities to cross-sell
- Complementary business models facilitate and drive growth to one another
- Expected closing in either the third or fourth quarter of 2007

Grubb & Ellis. REALTY ADVISORS, INC. 13

^^ealt^^dvisors^Growth^
Grow portfolio through investment of remaining capital Reinvest cash from operations and proceeds from asset sales Leverage Grubb & Ellis footprint into a diversified geography
<^~\ $6°° 1 “ E6!T invested $536
• * • ^^l/f* l. r $400 — Remaining equity ^^^^^H Invest in Cash from $40° for investment ^^^^H
New Assets Operations $30°” $220 ^^^^^H
f^> m $0 L-^—, ,
^""\ \. ifl^ Initial combination Total acquisition
\ / • K value capacity at 75%
\y Asset ^^ leverage(2)
Sales
(1) Excludes funding of capital reserves and lease commitments ^ GrubhsEllis.
(2) Assumes no share redemption ^P^HXno
AUVlbUKaiNc. -4

Realty Advisors Investment Committee

	Career Highlights
C. Michael Kojaian *Chairman*	▪ Chairman of Grubb & Ellis since June 2002 ▪ Has acquired over 30 million square feet of real estate, through Kojaian Ventures and affiliates
Mark E. Rose *CEO, Secretary and Director*	▪ CEO of Grubb & Ellis since March 2005 ▪ 12 years at Jones Lang LaSalle, incld. serving as CFO/COO of Americas ▪ Former Chairman & CEO of the US REIT of the British Coal Pension Funds ($1 billion of assets)
Richard W. Pehlke *CFO*	▪ Joined Grubb & Ellis in February 2007, previously CFO Hudson Highland Group, a global professional services firm ▪ 30 years public and private company experience overseeing finance and operations
Mark W. Chrisman *EVP, Grubb & Ellis Company*	▪ VP of Acquisitions for Trizec Properties ▪ Former Principal of Sterling Real Estate Partners ▪ Closed deals in excess of $1.0 billion

Grubb & Ellis. REALTY ADVISORS, INC. 15

Next Steps

- **Realty Advisors business combination is underway**

June 2007	Preliminary proxy for business combination filed with SEC
Anticipated September 2007	Shareholder vote to approve business combination Business combination executed and initial portfolio of properties transferred to Realty Advisors as cost neutral transaction from Grubb & Ellis Stand alone Realty Advisors entity enabled to execute business strategy

Grubb & Ellis REALTY ADVISORS, INC. 16

Selected Pro Forma Data of Current Portfolio*1)
Nine Months Ended Year Ended
Statement of Building Operations _..___.. ....
(amounts in thousands) March 31* 2007 June 30’ 2006
Total Revenue (Rents) $19,919 $21,848
Total Expenses (Building Expenses) $21,333 $30,010
Net Income ($2,983) ($8,781)
Balance Sheet As of March 31, 2007
(amounts in thousands) Assuming No Share Assuming Maximum Share
Redemption Redemption
Total Assets $267,472 $239,554 Total Liabilities $127,304 $127,307 Total Stockholder’s Equity $140,168 $112,247
(1) Unaudited. ^ GrubhsEllis.
REAI1Y ADVISORS inc 17